SE(20009215

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70134

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Galena Capital Partners Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 W. Main Street, Suite 1460
(No. and Street)

Boise	ID	83702
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bill Benjamin (952) 454-7665
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wipfli LLP
(Name – *if individual, state last, first, middle name*)

8665 Hudson Boulevard North, Suite 200	St. Paul	MN	55042
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 04 2020
Washington, DC

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Stephen J. Sturgill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Galena Capital Partners Inc., as of March 2, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

Chief Executive Officer

Title

Notary Public

ALEXIA TOOZ
Notary Public - State of Idaho
Commission Number 20181356
My Commission Expires Jul 26, 2024

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GALENA
CAPITAL

Galena Capital Partners Inc.

Boise, Idaho

Financial Statements and
Additional Information

Year Ended December 31, 2019

WIPFLi LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Galena Capital Partners, Inc.
Boise, Idaho

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Galena Capital Partners, Inc. (the Company) as of December 31, 2019, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wipfli LLP

Wipfli LLP
We have served as Galena Capital Partners' auditor since 2019.
St. Paul, Minnesota
February 28, 2020

Galena Capital Partners Inc.

BALANCE SHEET
Year Ended December 31, 2019

Assets		
Cash	$	73,021
Interest bearing deposit		5,110
Receivables from customers		59,104
TOTAL ASSETS		137,235
Liabilities and Stockholders' Equity		
Accrued liabilities - related parties		35,998
Total liabilities		35,998
Stockholders' equity		
Common stock - $0.01 par value		
Authorized - 10,000 shares		
Issued and outstanding - 2,000 shares		20
Additional paid-in capital		66,980
Retained earnings		34,237
Total stockholders' equity		101,237
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	137,235

See accompanying notes to financial statements

Galena Capital Partners Inc.

STATEMENT OF INCOME
Year Ended December 31, 2019

Revenue:		
Investment banking	$	116,854
Interest and dividend income		92
Total Revenue		116,946
Expenses:		
Research		23,861
Marketing		16,801
Travel		3,387
Occupancy and equipment		3,065
Fees		2,766
Technology and communications		2,079
Other expenses		173
Total Expenses		52,132
Net Income	$	64,814

See accompanying notes to financial statements

Galena Capital Partners Inc.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2019

Increase (decrease) in cash:		
Net income	$	64,814
Adjustments to reconcile net income to net cash from operating activities:		
Receivables from customers		(59,104)
Accrued liabilities - related parties		31,368
Total adjustments		(27,737)
Net cash flows from operating activities		37,077
Net change in cash		37,077
Cash at beginning of year		41,054
Cash at end of year	$	78,131

See accompanying notes to financial statements

Galena Capital Partners Inc.

STATEMENT OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2019 and 2018

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balances at January 1, 2019	$ 20	$ 66,980	$ (30,577)	$ 36,423
Net Income			64,814	64,814
Balance at December 31, 2019	$ 20	$ 66,980	$ 34,237	$ 101,237

See accompanying notes to financial statements

Note 1 Summary of Significant Accounting Policies

Principal Business Activity

Galena Capital Partners Inc. ("Company") is a privately held Idaho corporation, wholly owned by Messrs. William J. Benjamin and Stephen J. Sturgill (the "Principals"). The Company operates as a registered securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA). The Company's registration with FINRA is as a Capital Acquisition Broker ("CAB") and is subject to the limitations of FINRA's Capital Acquisition Broker Rules ("CAB Rules"). As such, the Company engages only in the activities permitted under the CAB Rules, which are limited to private placements of equity and debt securities and providing investment banking advisory services in connection with mergers and acquisitions involving privately held companies. While the Company is capable of providing its services to privately held companies of any size located anywhere, it is focused geographically on the Northwest Region of the United States and on principal industries in the region for which the firm has experience and expertise. Those industries include agriculture, food processing, energy, natural resources, general manufacturing, business services and technology. The Company's corporate offices are located at 800 West Main Street, Suite 1460, Boise, Idaho 83702.

As a CAB, the Company cannot carry customers' accounts or hold securities for the accounts of customers and accordingly operates under the exemptive provisions of Rule 15c3-3(k)(2)(i) under the Securities and Exchange Act of 1934.

Basis of Presentation

The financial statements have been prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Note 1 Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of financial condition presentation and reporting of cash flows, the Company considers all unrestricted demand deposits, money market funds, and highly liquid debt instruments with a purchase date maturity of less than 90 days to be cash and cash equivalents.

Revenue Recognition

The Company provides investment banking advisory services. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2019, all amounts were immaterial.

Income Taxes

The stockholders of the Company have elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code and comparable state regulations. Under these provisions, the Company does not pay federal or state corporate income taxes on its taxable income (nor is it allowed a net operating loss carryback or carryover as a deduction). Instead, the stockholders report on their personal income tax returns their proportionate share of the Company's taxable income (or loss) and tax credits. No provision has been made for corporate income taxes.

The Company's first (partial) tax year was 2018, the year of its formation. The Company's income tax returns for 2018 have not been examined by the applicable federal or state tax authorities. The Company has not yet filed its income tax returns for the year ended December 31, 2019.

Subsequent Events

Subsequent events have been evaluated through February 28, 2020, which is the date the financial statements were available to be issued.

Note 2 Receivables from Customers

The Company evaluates the collectability of receivables from customers based on a combination of factors. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations, a specific reserve is recorded to reduce the receivable to the amount the Company believes will be collected. For all other customers, the Company records allowances for doubtful accounts based on the length of time the receivables are past due and historical experience. Typically, the Company considers all receivables not paid within specified terms of the invoice (generally ninety days) as past due. As of December 31, 2019, the Company believes all its receivables will be collected in full and so has no allowance for doubtful accounts.

Note 3 Commitments, Contingencies and Credit Risk

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and receivables from customers. The Company maintains cash in bank deposit accounts below federally insured limits.

Receivables from customers arise from the Company providing investment banking services to its customers. The Company is typically dependent on a small number of customers for its investment banking fees and generally does not require any collateral from its customers. At December 31, 2019, accounts receivable represents amounts owing from two clients.

Commitments and Contingencies

The Company has no financial commitment under any long-term agreements, including its engagement letters with customers in the ordinary course and non-disclosure agreements with customers and prospective customers.

Note 4 Related Party Transactions

At December 31, 2019, "Accrued liabilities – related parties" consists entirely of amounts owed to the Principals for expenses paid on behalf of the Company since its formation.

Note 5 Reserve Requirements (SEC Rule 15c3-3)

The Company is exempt from the requirements of Rule 15c3-3 because it does not carry customer accounts or otherwise hold customer funds or securities (Rule 15c3-3(k)(2)(i)).

Note 6 Net Capital Requirements

As a Capital Acquisition Broker, the Company is subject to SEC Rule 15c3-1, which requires maintenance of a minimum amount of net capital and limits the amount of debt the Company may incur relative to its net capital. Accordingly, the Company must at all times maintain a minimum net capital of $5,000 and a ratio of aggregate indebtedness to net capital not in excess of 15:1 and not in excess of 8:1 during the first 12 months following commencement of the Company's activities as a broker-dealer. (*See* 17 C.F.R. §240.15c3-1(a)(1)(i)-(vi)). Since the February 7, 2019, the date of execution and delivery of the Company's FINRA Membership Agreement, the Company has continuously maintained net capital in excess of $5,000 and has not incurred debt within the meaning of Rule 15c3-1. At December 31, 2019, the Company had net capital of $42,127 and a ratio of aggregate indebtedness to net capital of 0.85 to 1.

GALENA
CAPITAL

Additional Information

Galena Capital Partners Inc.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1

December 31, 2019

Net Capital:		
Total stockholders' equity	$	101,237
Deductions and/or charges:		
Nonallowable assets		
Aged receivables greater than 30 days		59,104
Total nonallowable assets		59,104
Net capital before haircuts		42,133
Haircut on certificate of deposit		6
Net Capital		42,127
Aggregate indebtedness:		
Items included in balance sheet:		
Liabilities		35,998
Total aggregate indebtedness		35,998
Minimum net capital requirement		5,000
Excess Net Capital	$	37,127
Ratio: Aggregate indebtedness to net capital		0.85 to 1.0

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited amended December 31, 2019, Part IIA FOCUS filed in January 2020, as amended in February 2020.

WIPFLi

Report of Independent Registered Public Accounting Firm

Board of Directors
Galena Capital Partners, Inc.
Boise, Idaho

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Galena Capital Partners, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Galena Capital Partners, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Galena Capital Partners, Inc. stated that Galena Capital Partners, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Galena Capital Partners, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Galena Capital Partners, Inc. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wipfli LLP

Wipfli LLP
St. Paul, Minnesota
February 28, 2020

GALENA
CAPITAL

Galena Capital Partners Inc.'s Exemption Report

Galena Capital Partners Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 *(k)*(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

GALENA CAPITAL PARTNERS INC.

I, WILLIAM J. BENJAMIN III, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By:______________________________
General Partner, CFO & FinOp

February 28, 2020